Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K Street, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

January 19, 2016

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention: Karl Hiller

Re:	Ocean Rig UDW Inc. Form 20-F for the Fiscal Year ended December 31, 2014 Filed March 9, 2015 File No. 001-35298

Dear Mr. Hiller,

Reference is made to the letter dated December 24, 2015 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in which the Staff provided comments to the Form 20-F of Ocean Rig UDW Inc. (the "Company") for the fiscal year ended December 31, 2014, filed with the Commission on March 9, 2015. Those comments, together with the Company's responses, are set forth below.

Form 20-F for the Fiscal Year ended December 31, 2014
Operating and Financial Review and Prospects, page 37
Factors Affecting Our Results of Operations, page 40
1.	We note your disclosure identifying the measures that you believe are the most important for analyzing trends in your results of operations, including employment days, day rates and utilization. However, we see no integration of any observations regarding such metrics in your discussion and analysis on pages 44 through 48, nor reference or tabulation for any of the periods covered by this report.
We believe that you should disclose how utilization of the rigs compares across periods to reveal trends and the extent of correlation with changes in your results of operations. For example, it would be helpful to address utilization in terms of being under contract in contrast to periods where rigs are not under contract, along with your measure of economic utilization while under contract, and in contrast to the industry wide rates that you appear to disclose on page 60. If there are utilization differences between the rig classes that you have identified this would also be helpful to address.

We note many disclosures reinforcing the importance of these metrics among the Risk Factors and within the Business Overview. We believe that further disclosure and analysis of these metrics would be consistent with the guidance in the Item 5.A and D to Form 20-F, which pertain to the discussion of operating results and trend information. You may also refer to Instruction 1 to Item 5, also our interpretive guidance in FRC §§501.12.b.1 and 501.12.b.3 for further guidance. Your disclosure on page 60 should address known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on your results of operations, liquidity or capital resources, or which would cause your reported financial information not necessarily to be indicative of your future operating results of financial condition. Please submit the incremental disclosures that you propose to address these various requirements.
The Company notes the Staff's comment and has supplementally provided the additional requested disclosure below (which has been italicized and bolded for ease of reference).  The Company will provide this additional level of disclosure going forward in its annual reports on Form 20-F.
Incremental disclosure on Item "Factors Affecting Our Results of Operations"
Page 40 of Form 20-F for the Fiscal Year ended December 31, 2014

We charter our drilling units to customers primarily pursuant to long-term drilling contracts. Under the drilling contracts, the customer typically pays us a fixed daily rate, depending on the activity and up-time of the drilling unit. The customer bears all fuel costs and logistics costs related to transport to and from the unit. We remain responsible for paying the unit's operating expenses, including the cost of crewing, catering, insuring, repairing and maintaining the unit, the costs of spares and consumable stores and other miscellaneous expenses.

We believe that the most important measures for analyzing trends in the results of our operations consist of the following:

•	Employment Days: We define employment days as the total number of days the drilling units are employed on a drilling contract.
•	Dayrates or maximum dayrates: We define drilling dayrates as the maximum rate in U.S. Dollars possible to earn for drilling services for one 24 hour day at 100% efficiency under the drilling contract. Such dayrate may be measured by quarter-hour, half-hour or hourly basis and may be reduced depending on the activity performed according to the drilling contract.
•	Earnings Efficiency: We measure our revenue earning performance over a period as a percentage of the maximum revenues that we could earn under our drilling contracts in such period. More specifically, all drilling contracts provide for an operating or base rate that applies for the period during which the drillship is operational and at the client's drilling location. Furthermore,drilling contracts generally provide for a general repair allowance for preventive maintenance or repair of equipment; such allowance varies from contract to contract,and we may be compensated at the full operating dayrate or at a reduced operating day rate for such general repair allowance.In addition, drilling contracts typically provide for situations where the drillships would operate at reduced operating dayrates, such as, among other things:a standby rate,where the drillship is prevented from commencing operations for reasons such as bad weather, waiting for customer orders, waiting on other contractors; a moving rate, where the drillship is in transit between occasions; a reduced performance rate in the event of major equipment failure; or a force majeure rate in the event of a force majeure that causes the suspension of operations. At these instances we are compensated with a portion of the base rate. In addition there are circumstances that due to equipment failure or other events defined in our drilling contracts, we do not earn the base rate.

•	Utilization: We define utilization as the employment days divided by the total number of the drilling unit calendar days i.e. the percentage of the period that the drilling unit was under contract.

Incremental disclosure on Item "Revenues"

Page 44 of Form 20-F for the Fiscal Year ended December 31, 2014

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues
Revenues from drilling contracts increased by $636.8 million, or 54.0%, to $1,817.1 million for the year ended December 31, 2014, as compared to $1,180.3 million for the year ended December 31, 2013. The increase is primarily attributable to the increased revenues from the Ocean Rig Mylos and the Ocean Rig Skyros, which were added to the current fleet in the third and fourth quarter of 2013, amounting to $424.2 million in aggregate, the revenue from the Ocean Rig Athena, which was added to the current fleet in the first quarter of 2014, amounting to $144.3 million and the revenue of the Ocean Rig Apollo, which contributed $0.5 million due to recharges while under construction as agreed under contract terms. Furthermore, there was an increase in revenues earned by the Ocean Rig Corcovado, the Ocean Rig Poseidon and the Leiv Eiriksson which contributed an additional $110.4 million in revenues during the year ended December 31, 2014, as compared to the same period in 2013. This increase was partly offset by the decreased revenues earned by the Ocean Rig Olympia, the Ocean Rig Mykonos and the Eirik Raude, which contributed $42.5 million less in revenues for the year ended December 31, 2014, as compared to the same period in 2013.
During the years 2013 and 2014, we registered 100% and 99.1% utilization, respectively. Furthermore, our fleet under contract achieved an earnings efficiency of 91.8% for the year ended December 31, 2014, as compared to 93.2% for the year ended December 31, 2013.
The maximum day-rates for the contracts on which our drilling units were employed during the year ended December 31, 2014, ranged between approximately $438,000 and $690,100 per day. The maximum day rates for the contracts on which our drilling units were employed during the year ended December 31, 2013, ranged between approximately $ 431,000 and $ 670,000 per day.

Page 46 of Form 20-F for the Fiscal Year ended December 31, 2014

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012
Revenues
Revenues from drilling contracts increased by $238.4 million, or 25.3%, to $1,180.3 million for the year ended December 31, 2013, as compared to $941.9 million for the year ended December 31, 2012. The increase is primarily attributable to the revenue from equipment testing of the Ocean Rig Skyros amounting to $2.1 million; the revenue of the Ocean Rig Mylos which was added to the Company's current fleet , amounting to $41.5 million and the revenue of the Ocean Rig Athena which contributed $0.7 million due to recharges while under construction as agreed under contract terms. Furthermore, there was an increase in operation days of the Ocean Rig Mykonos, the Ocean Rig Olympia and the Ocean Rig Corcovado within the period, as a result of the decrease in mobilization days due to the mobilization of the respective drillships to their drilling locations, which contributed, in aggregate, $521.5 million of revenues during the year ended December 31, 2013, as compared to $415.2 million during the same period in 2012. This increase was partly offset by the decreased revenues earned by the Ocean Rig Poseidon, which contributed $16.0 million less in revenues for the year ended December 31, 2013, as compared to the same period in 2012. The Eirik Raude and the Leiv Eiriksson, contributed an additional $103.8 million in revenues during the year ended December 31, 2013, as compared to the same period in 2012.

During the years 2012 and 2013, we registered 95.1% and 100% utilization, respectively. Furthermore, our fleet under contract achieved an earnings efficiency of 93.2% for the year ended December 31, 2013, as compared to 87.5% for the year ended December 31, 2012.
The maximum dayrates for the contracts on which our drilling units were employed during the year ended December 31, 2013, ranged between approximately $431,000 and $670,000 per day. The maximum day rates for the contracts on which our drilling units were employed during the year ended December 31, 2012, ranged between approximately $ 440,000 and $ 670,000 per day.

Incremental Disclosure to Item 5.D. 'Trend Information'

Page 60 of Form 20-F for the Fiscal Year ended December 31, 2014

D.             Trend Information
In recent years, the international drilling market has seen an increasing trend towards deep and ultra-deepwater oil and gas exploration. As shallow water resources mature, deep and ultra-deepwater regions are expected to play an increasing role in offshore oil and gas exploration and production. According to industry sources, the industry-wide global ultra-deepwater market has seen rapid development over the last six years, with dayrates increasing from approximately $180,000 in 2004 to above $600,000 in 2008 and as of February 2015, the market level is approximately $530,000. The ultra-deepwater market ~~rig~~ drilling unit utilization rate has been stable, above 80% since 2000 and above 97% since 2006. These utilization rates, which are the ratio of contracted days to drilling unit calendar days, are in line with the our fleet's utilization rates, which were 95.1%, 100.0% and 99.1 % for the years ended December 31, 2012, 2013 and 2014, respectively.

The operating units capable of drilling in ultra-deepwater depths of greater than 7,500 feet consist mainly of fifth, sixth and seventh generation units, and also include certain older upgraded units. The in-service fleet as of February 2015 totaled 165 units, and is expected to grow to 228 units upon the scheduled delivery of the current newbuild orderbook by the end of 2020. Historically, an increase in supply has caused a decline in utilization and dayrates until drilling units are absorbed into the market. Accordingly, dayrates have been very cyclical. We believe that the largest undiscovered offshore reserves are mostly located in ultra-deepwater fields and primarily located in the "golden triangle" between West Africa, Brazil and the Gulf of Mexico, as well as in East Africa, Australia and Southeast Asia. The location of these large offshore reserves has resulted in more than 90% of the floating drilling unit, or floater, orderbook being represented by ultra-deepwater units. Furthermore, due to increased focus on technically challenging operations and the inherent risk of developing offshore fields in ultra-deepwater, particularly in light of the Deepwater Horizon accident in the Gulf of Mexico, in which we were not involved, oil companies have already begun to show a preference for modern units more capable of drilling in these challenging environments.

Historically, operating results in the offshore contract drilling industry have been cyclical and directly related to the demand for and the available supply of drilling units. Throughout 2014, there was generally a balanced supply-demand situation which led to high utilization for the industry. Currently, we note certain unfavorable trends which we believe may have a material effect on our future results of operations, liquidity or capital resources, or which may cause our reported financial information not to be necessarily indicative of our future operating results of financial position.

The offshore drilling market is currently challenged by both the pace of drilling unit supply additions as well as a reduction in their demand. On the demand side, oil companies are reducing capital expenditure amidst the significant decline in oil prices which has curtailed drilling budgets. New tendering activity remains subdued as oil companies set their budgets at lower levels than seen in recent years. Drilling unit owners, such as ourselves, are bidding for available work extremely aggressively which will likely drive rates lower. On the supply side, based on industry sources, the worldwide fleet of ultra-deepwater drilling units as of February 2015 will increase from 165 units to 228 by the end of 2020. This is due to over-ordering at shipyards during the boom periods. Based on this overcapacity, significant delays and cancellations of newbuild projects can be expected. Furthermore, owners will be forced to makes decisions regarding cold stacking and scrapping of older units.

For more information on risks to our business and our industry, please read "Risk Factors."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In responding to our comments, please provide a written statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Attached as exhibit A is a letter signed by the Company which includes the written statement referenced in the Staff's comment above.
If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223 or Andrei Sirabionian at (212) 574-1580.
Very Truly Yours, SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Name:	Gary J. Wolfe, Esq.

Exhibit A

January 19, 2016

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention: Karl Hiller

Re:	Ocean Rig UDW Inc. Form 20-F for the Fiscal Year ended December 31, 2014 Filed March 9, 2015 File No. 001-35298

Ladies and Gentlemen:

Reference is made to the letter dated December 24, 2015 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in which the Staff provided comments to the Form 20-F of Ocean Rig UDW Inc. (the "Company") for the fiscal year ended December 31, 2014, filed with the Commission on March 9, 2015.

The undersigned registrant hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 [Signature Page to Follow]

Yours faithfully, OCEAN RIG UDW INC.

By:	/s/ Niki Fotiou
Name:	Niki Fotiou
Title:	Senior Vice President of Finance and Accounting